Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-53774 and 333-120640 on Form S-8 of Global Payments Inc. and subsidiaries (the “Company”) of our report dated July 30, 2008 relating to the consolidated financial statements and consolidated financial statement schedule of the Company (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 123(R), Share-based Payment on June 1, 2006 and the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes on June 1, 2007) and our report dated July 30, 2008 on the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company for the year ended May 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
July 30, 2008